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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
      AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)

                                HEICO CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
                         (Title of Class of Securities)

                                    422806109
                                 (CUSIP Number)

            Rene Plessner                     Anne E. Pitter, Esq.
   Rene Plessner Associate, Inc.    Brown Raysman Millstein Felder & Steiner LLP
        375 Park Avenue                        805 Third Avenue
      New York, New York 10152              New York, New York 10022
           (212) 421-3490                       (212) 702-5944

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 31, 2001
                      (Date of Event Which Requires Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note. Schedules filed in paper format shall include signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on Following Pages)

                              (Page 1 of 14 pages)

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CUSIP No. 422806109                        13D                Page 2 of 14 Pages

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Rene Plessner

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [_]
                                                                       (b) [_]
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS*
         PF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [_]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION                   U.S.A.

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NUMBER            7.       SOLE VOTING POWER                  230,474
OF
SHARES            --------------------------------------------------------------

BENEFICIALLY      8.       SHARED VOTING POWER                      0
OWNED
BY                --------------------------------------------------------------

EACH              9.       SOLE DISPOSITIVE POWER             230,474
REPORTING
PERSON            --------------------------------------------------------------

WITH              10.      SHARED DISPOSITIVE POWER                 0

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                     550,085

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                   [_]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        6.4%

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14.      TYPE OF REPORTING PERSON*                                 IN

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CUSIP No. 422806109                   13D                     Page 3 of 14 Pages


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Rene Plessner as trustee for the Rene Plessner Associates, Inc. Profit Sharing Plan
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [_]
                                                           (b) [_]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*
     WC
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [_]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION                New York
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NUMBER          7.       SOLE VOTING POWER                            319,611
OF
SHARES          ----------------------------------------------------------------

BENEFICIALLY    8.       SHARED VOTING POWER                             0
OWNED
BY              ----------------------------------------------------------------

EACH            9.       SOLE DISPOSITIVE POWER                       319,611
REPORTING
PERSON          ----------------------------------------------------------------

WITH            10.      SHARED DISPOSITIVE POWER                        0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                 550,085

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                            [_]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.4%

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14.  TYPE OF REPORTING PERSON*                                         EP

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CUSIP No. 422806109                   13D                     Page 4 of 14 Pages


ITEM 1.       SECURITY AND ISSUER.

       The class of equity securities to which this Statement on Schedule 13D ("Statement") relates is the Common Stock, $.01 par value per share (the "Stock"), of Heico Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3000 Taft Street, Hollywood, Florida 33021.

ITEM 2.       IDENTITY AND BACKGROUND.

       (a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Act"): (i) Rene Plessner, an individual ("Plessner") and (ii) Rene Plessner as trustee for the Rene Plessner Associates, Inc. Profit Sharing Plan ("Plessner Plan"). Plessner and the Plessner Plan are collectively referred to herein as the "Reporting Persons."

              While the Reporting Persons may be deemed to constitute a "group" for purposes of Rule 13d-3, the Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

       (b) The address of the principal business and principal office of each Reporting Person is 375 Park Avenue, New York, New York 10152.

       (c) The Plessner Plan is a trust organized to administer the employee profit sharing plan of Rene Plessner Associates, Inc. The Plessner Plan is administered by Plessner as sole trustee. Plessner is the President of Rene Plessner Associates, Inc., whose principal office is as set forth in Item 2(b) above. Rene Plessner Associates, Inc. is an executive search firm.

       (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

       (f) Plessner is a citizen of the United States and the Plessner Plan is a Trust organized under the laws of the State of New York.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The consideration used for the Stock acquisitions by Plessner was obtained from personal funds of Plessner. The funds for the Stock acquisitions by the Plessner Plan were provided by monies invested by or contributed on behalf of employee participants in the Plessner Plan. The Stock was acquired in the open market at various times at market prices.

ITEM 4.       PURPOSE OF THE TRANSACTION.

       The purpose of the acquisition was for investment in the ordinary course. The Reporting Persons reserve the right at any time and from time to time, depending on market or other factors, to acquire additional shares of Stock or other securities of the Issuer, to dispose of all or any portion of the Stock or other securities of the Issuer now or hereafter held by them and to take any other action with respect to the Issuer or its securities permitted by law.

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CUSIP No. 422806109                    13D                    Page 5 of 14 Pages

     Except as set forth in this Item 4, neither Plessner nor the Plessner Plan has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of January 31, 2001, Plessner held 230,474 shares of Stock directly, constituting 2.7% of the class. The Plessner Plan held 319,611 shares of Stock, constituting 3.7% of the class. As of January 31, 2001, Plessner, as a sole trustee of the Plessner Plan, may be deemed to beneficially own an aggregate of 550,085 shares of Stock, constituting 6.4% of the class. The stated percentages are based on 8,536,886 shares of Stock outstanding as of January 31, 2001. The aggregate 6.4% represents an increase of more than 1% over the 5.3% of the Stock held by the Reporting Persons as reported in their original
          Schedule 13D filed January 9, 1997.

          As of January 31, 2002, Plessner held 107,127 shares of Stock directly, constituting 1% of the class. The Plessner Plan held 433,370 shares of Stock, constituting 2.8% of the class. As of January 31, 2002, Plessner, as a sole trustee of the Plessner Plan, may be deemed to beneficially own an aggregate of 540,497 shares of Stock, constituting 3.8% of the class. The stated percentages are based on 9,325,365 shares of Stock outstanding as of December 31, 2001.

     (b) Plessner has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which he is the beneficial owner. The Plessner Plan has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is the beneficial owner, which power is exercised through Plessner, as sole trustee.

     (c) A schedule of each transaction in the Stock by the Reporting Persons during the past 60 days is attached as Exhibit B.

     (d)  Not applicable.

     (e) As of January 31, 2002, the Reporting Persons are no longer beneficial owners of more than five percent of the class of the Stock. See paragraph 2 of Item 5(a) above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than as described in Item 2(a) above and attached hereto as Exhibit A, there are no contracts, arrangements, understandings or relations (legal or otherwise) among the persons named in Item 2 and any other person with respect to the Stock or other securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A - Agreement pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, with respect to Schedule 13D filings.

          Exhibit B - Schedule of Transactions in Stock during the past sixty
(60) days approximately.

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CUSIP No. 422806109                    13D                    Page 6 of 14 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2002

                            /s/ Rene Plessner
                            -----------------------------------------
                                Rene Plessner

                            RENE PLESSNER ASSOCIATES, INC. PROFIT SHARING PLAN

                            By: /s/ Rene Plessner
                               --------------------------------------
                                Rene Plessner, Trustee